Exhibit 21

Subsidiaries of O’Sullivan Industries Holdings, Inc.

Subsidiary	Jurisdiction of Incorporation

O'Sullivan Industries, Inc.	Delaware
O'Sullivan Furniture Factory Outlet, Inc.	Missouri
O'Sullivan Furniture Asia Pacific Pty. Ltd.	Australia
Furniture Zone Australasia Pty. Ltd.	Australia
ACN 090 567 052 Pty. Ltd.	Australia
O'Sullivan Industries (Australia) Pty. Ltd.	Australia
O'Sullivan Industries UK Ltd.	United Kingdom